Exhibit

Securities Code: 000618	Securities Abbreviation: Jilin Chemical	Announcement No. 2006-006
Jilin Chemical Industrial Company Limited
Announcement Relating to the Delisting of A Shares and the Relevant
Arrangements for the Purchase of the Remaining Shares
by PetroChina Company Limited
     The Company and all the members of its Board of Directors assure that the contents of this Announcement are truthful, accurate and complete, with no false statements, misleading representations or material omissions.
     According to the “Opinions on the General Offer of PetroChina Company Limited to Acquire the Shares of Jilin Chemical Industrial Company Limited” (Zheng Jian Gong Si Zi [2005] No. 118) issued by the China Securities Regulatory Commission (the “CSRC”) and the “Report on the General Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” and the “Announcement on the Commencement Date and the Effectiveness in connection with the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” published by PetroChina Company Limited (“PetroChina”) on November 16, 2005 and January 9, 2006, respectively, PetroChina’s general offer (the “A Share Offer”) to acquire all the tradable A shares (the “A Shares”) of Jilin Chemical Industrial Company Limited (“Jilin” or the “Company”) became effective on January 9, 2006 and the term of the A Share Offer expired on February 12, 2006.
     As of February 12, 2006, the expiration date of the A Share Offer, as confirmed by the Shenzhen subsidiary of China Securities Depositary and Clearing Corporation Limited (the “Registrar”), an aggregate of 157,700,200 Jilin A Shares, representing 78.85% of the outstanding A shares and 4.43% of the Company’s share capital, had been tendered and had not been withdrawn. The closing procedures with respect to those shares were completed as of February 13, 2006. As a result, PetroChina now holds a total of the 3,462,113,253 Jilin shares (including 908,113,053 H shares already acquired by PetroChina), representing 97.22% of the Jilin’s share capital.
     The information with respect to the delisting is set forth below:
     1. Delisting of the A Shares
     The A Share Offer was commenced upon the satisfaction of the conditions for the A Share Offer set forth in the “Report on the General Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” published by PetroChina on November 16, 2005. As of February 14, 2006, PetroChina held an aggregate of 97.22% of Jilin’s share capital. According to both the Company Law of the PRC (adopted at the Fifth Session of the Standing Committee of the Eighth National People’s Congress on December 29, 1993 and amended at the 13th Session of the Standing Committee of the 9th National People’s Congress on December 25, 1999) in effect at the time the “Report on the General Offer to

Acquire the A Shares of Jilin Chemical Industrial Company Limited” was published and the currently effective Securities Law of the PRC, Jilin’s equity distribution does not meet the listing requirements. Upon Jilin’s application and pursuant to the “Decision on the Delisting of the RMB Ordinary Shares of Jilin Chemical Industrial Company Limited” (Shen Zheng Shang [2006] No. 11) of the Shenzhen Stock Exchange (the “SSE”), the Jilin A Shares were delisted on February 20, 2006.

1)	Brief introduction of the delisted shares

	Stock Class:	A shares

	Stock’s abbreviation:	Jilin Chemical

	Stock code:	000618

	Delisting date:	February 20, 2006

2)	Main contents of the delisting decision
          As of February 14, 2006, PetroChina had held an aggregate of 3,462,113,253 shares of the Company, representing 97.22% of Jilin’s share capital. Upon Jilin’s application and in accordance with Articles 50, 56 and 97 of the Securities Law, the SSE decided to delist Jilin’s RMB ordinary shares with effect on February 20, 2006.
          In accordance with Article 97 of the Securities Law and upon PetroChina’s application, after the delisting of Jilin’s A shares, persons that still hold the Jilin A Shares may continue to use SSE’s trading system to sell their shares to PetroChina at the original offer price.
          3) Set forth below are the contact person, contact address, phone number and other means of communication with Jilin after the delisting of the A Shares:

	Contact person:	Wei Zhaobing

	Contact address:	No. 9 Longtan Avenue, Longtan District, Jilin City, Jilin Province

	Phone number:	0432-390-3651

	E-mail:	zly@jcic.com.cn

2.	Arrangement for the Acquisition of the Remaining Shares
          According to the relevant provisions in the Securities Law and the arrangements of PetroChina, after the delisting of Jilin A Shares, shareholders who did not accept the A

Share Offer can still sell their Jilin A Shares (the “Remaining Shares”) to PetroChina at the original offer price through the trading system of the SSE. PetroChina should acquire these Remaining Shares. The detailed implementing arrangement is as follows:
     1) On the trading day following the date when Jilin’s tradable A Shares are delisted from the SSE, the shareholders who still hold the Remaining Shares in Jilin can file for the sale of their Remaining Shares through the business branches of securities companies where such shareholders’ shares are kept under custody during the effective period (9:30-15:00) on the trading days of the SSE. The filing process is the same as that for the previous offer acceptance. This filing is a non-trading order. The Remaining Shares are referred to as “Delisting of Jilin”. The filing code for Remaining Share sale is 000618. The filing price is the previous offer price, i.e. RMB 5.25 Yuan. The ceiling of shares to be filed for sale is the Remaining Shares in Jilin in the shareholder’s account that are not frozen by a judicial order. The tender of the shares exceeding the ceiling is invalid. No filing may be made in respect of any shares subject to any non-transfer order of any court. A filing in its given filing period can be withdrawn.
     2) Time schedule for the purchase of the Remaining Shares:

Selling	Filing for Sale
Cycle	Period	Settlement Period	Payment Date	Remarks
Period 1	Feb. 21 to Mar. 28, 2006	Mar. 29 to 31, 2006	Mar. 31, 2006	1. Investors may file for sale during the Filing for Sale Period according to the relevant provisions.
Period 2 Period 3	Apr. 3 to 25, 2006 May 8 to 26, 2006	Apr. 26 to 28, 2006 May 29 to 31, 2006	Apr. 28, 2006 May 31, 2006	2. The Registrar will handle the settlement of capital and securities with regard to the Remaining Shares filed for sale and the transfer registration.

Period 4 Period 5	Jun. 1 to 27, 2006 Jul. 3 to 26, 2006	Jun. 28 to 30, 2006 Jul. 27 to 31, 2006	Jun. 30, 2006 Jul. 31, 2006	3. Payment Date shall mean that the date on which the proceeds from the sale of the Remaining Shares reach investors’ accounts.
Period 6	Aug. 1 to 28, 2006	Aug. 29, 31, 2006	Aug. 31, 2006
     3) On the first trading day of each Selling Cycle (except the first Selling Cycle), PetroChina will disclose the “Announcement on the Results of the Remaining Shares Acquisition in the Previous Selling Cycle and the Continuation of the Acquisition of the Remaining Shares in the Current Selling Cycle”.
     The Announcement is hereby made.
The Board of Directors
Jilin Chemical Industrial Co., Ltd.
February 18, 2006